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                                                                    Exhibit 11.1


                     GENESEE & WYOMING INC. AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                    (in thousands, except per share amounts)

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                                                              Three Months Ended        Nine Months Ended
                                                              September 30, 2001        September 30, 2001
                                                              ------------------        ------------------
BASIC EARNINGS PER SHARE CALCULATION:

Net Income available to common shareholders                         $4,295                    $15,488


Weighted average number of shares
  of common stock                                                    7,021                      6,897

Earnings per share - basic                                           $0.61                    $  2.25

DILUTED EARNINGS PER SHARE CALCULATION:

Net Income                                                          $4,531                    $16,196

Weighted average number of shares of common stock and common stock equivalents outstanding:

  Weighted average number of shares
    of common stock                                                  7,021                      6,897

  Common stock equivalents issuable under stock
   option plans                                                        278                        256

  Common stock equivalents applicable to
   Redeemable Convertible Preferred Stock                            1,304                      1,304

  Weighted average number of shares of common stock
   and common stock equivalents - diluted                            8,603                      8,457

Earnings per share - diluted                                         $0.53                      $1.92
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